UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 15, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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PRESS RELEASE

MEDIMMUNE AND CRUCELL ANNOUNCE COLLABORATION TO DEVELOP NEW ANTIBODIES FOR THE TREATMENT AND PREVENTION OF HOSPITAL-ACQUIRED BACTERIAL INFECTION

GAITHERSBURG, MD, USA AND LEIDEN, THE NETHERLANDS - OCTOBER 15, 2007 - MedImmune and Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that they have entered into an exclusive license and research collaboration to further develop and commercialize one of Crucell's panels of bacterial antibodies primarily for the treatment and prevention of hospital-acquired bacterial infection.

Under the agreement, MedImmune is to provide Crucell certain upfront, annual and milestone payments potentially exceeding US$ 40 million, plus research and development (R&D) funding and an undisclosed royalty on product sales.

Under the terms of the agreement, Crucell has granted MedImmune an exclusive license to research, develop and commercialize antibodies within one of its MAbstract(R)-technology programs. In addition MedImmune will have access to Crucell's antibody capabilities for further R&D.

The partnership combines Crucell's unique antibody discovery, research and development capabilities with MedImmune's expertise in clinical development and commercialization of anti-infective antibodies.

In 2005, Crucell announced the initiation of several new antibody discovery programs in the field of hospital-acquired infections. Under the terms of the license agreement announced today, Crucell has now entered into a partnership with MedImmune for one of these programs. Crucell has discovered and developed these unique anti-bacterial antibodies using its proprietary MAbstract(R) technology.

"As a company strongly committed to the prevention of infectious disease, we are excited to expand our research to include a broader program in bacterial infection through this collaboration with Crucell," said JoAnn Suzich, Ph.D., MedImmune's senior director, infectious disease research.

"We are confident that this collaboration will accelerate the development of this urgently needed therapeutic to circumvent antibiotic resistant infections and we are immensely proud that MedImmune, a leader and innovator in the field of infectious disease prevention, has chosen us as its partner," said Dr. Jaap Goudsmit, CSO of Crucell. "This is an important validation of Crucell's capabilities and potential in the development of novel therapeutic antibodies."


ABOUT MABSTRACT(R) TECHNOLOGY

Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and to identify human antibodies against those drug targets.


ABOUT HOSPITAL-ACQUIRED BACTERIAL INFECTIONS

In the U.S. and Europe, hospital-acquired bacterial infections affect about two million patients per year, causing more than 200,000 deaths. Attributable costs amount to more than US$ 5 billion per year in the U.S. alone. Antibiotic-resistant bacteria increase the severity of disease, escalating mortality rates and driving up costs. The rise in hospital-acquired infections caused by antibiotic-resistant bacteria presents an opportunity for the development of alternative treatments replacing or complementing antibiotics.


ABOUT MEDIMMUNE

MedImmune strives to provide better medicines to patients, new medical options for physicians and rewarding careers to employees. Dedicated to advancing science and medicine to help people live better lives, the company is focused on the areas of infectious diseases, cancer and inflammatory diseases. With approximately 3,000 employees worldwide and headquarters in Maryland, MedImmune is wholly owned by AstraZeneca plc (LSE: AZN.L, NYSE: AZN). For more information, visit MedImmune's website at http://www.medimmune.com.



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ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL MEDIA:                         CRUCELL INVESTORS/ANALYSTS:

Barbara Mulder                         Oya Yavuz
Director Corporate Communications      Director Investor Relations
Tel: 31-(0) 71 519 7346                Tel. +31-(0) 71-519 7064
press@crucell.com                      ir@crucell.com
www.crucell.com                        www.crucell.com

MEDIMMUNE MEDIA:                       MEDIMMUNE/ASTRAZENECA INVESTORS/ANALYSTS:

Jamie Lacey                            Peter Vozzo
Tel: 301-398-4035                      Tel: 301-398-4358
www.medimmune.com                      www.medimmune.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    October 15, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer